UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____May 2005___	File No. 0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

News Release dated May 16, 2005

2.

News Release dated May 20, 2005

3.

News Release dated May 26, 2005

4.

News Release dated June 7, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM       20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated: July 8, 2005	Signed: /s/ Christopher Dyakowski
Christopher Dyakowski, Director

San Telmo Appoints New Public and Investor Relations Firm

Monday May 16, 2005

Vancouver, B.C., May 16, 2005 - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that, effective immediately, it has hired Sea Level Communications Ltd. of Vancouver, BC, to handle its investor and public relations account. The previous assignment to Primoris Group has been terminated.

Sea Level Communications’ primary focus will be to implement streamlined and improved information dissemination to shareholders and the media.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on production of, exploring for, and developing reserves which offer long term value for the company.

ABOUT SEA LEVEL COMMUNICATIONS LTD.

Sea Level Communications is a Vancouver-based strategic communications company that specializes in creating “winning conditions” for its clients. The company Principal, Tim Crowhurst, has nearly 20 years of experience working with high profile clients, issues, and projects throughout North America.

FOR FURTHER INFORMATION

Corporate Communications (877) 772-9286

info@santelmoenergy.com or the company website at www.santelmoenergy.com.

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

San Telmo Energy Updates Activities

CALGARY, May 20 /CNW/ - San Telmo Energy is pleased to provide the following update on operational activities.

Teepee Creek:

San Telmo Energy has increased its strategic land position on this play to 1024ha (2560ac) with the addition of one (1) sec of land purchased at the Feb 9th Crown Land Sale. San Telmo feels this new oil pool discovery represents a large development opportunity for the company. The company is putting the plans in place to drill more wells at Teepee Creek this season. Conditions had facilitated the temporary shutting in of our 6-3 and 4-10 wells due to limited access on our winter road during spring breakup. To alleviate this issue in the future, San Telmo Energy has constructed an 'all weather' road to each site. Construction was completed at the end of April.

Gordondale:

San Telmo has received GPP (Good Production Practices) status on its 14-22 Gordondale well. GPP is effective May 1 and the well is back on full production at 250-275 boe/d. San Telmo has a 73.6% working interest in this project.

San Telmo Energy has also licensed three (3) wells in its Gordondale core area. Since the wells involve sour gas, San Telmo is in the initial stages of developing its Emergency Response Plan and drilling program and is putting plans in place to drill the wells this season.

Mcleod:

San Telmo Energy's 6-18 continues to be a strong performer and provides significant cash flow. Production at 6-18 has increased from the previously announced 2.5 mmcfd to an average of 3.0 mmcfd of raw gas and approximately 60boe/d of condensate. San Telmo has a 70% working interest in the project.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on production of, exploring for, and developing reserves which offer long term value for the company.

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information: Corporate Communications, (877) 772-9286, info(at)santelmoenergy.com or the company website at www.santelmoenergy.com./ (STUOF STU.)

San Telmo Energy enters into Farm-out and Joint Venture Agreement

CALGARY, May 26 /CNW/ - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that it has entered into a farm-out and joint venture agreement with a Private oil and Gas Company ("Priveco" for the purposes of this release).

Priveco has agreed to farm-in on various exploration prospects assuming 100% of seismic and well costs. San Telmo will retain between 40%-45% working interest in each project. The joint venture agreement will enable the two companies to strategically expand their exploration and development opportunities.

The exploration prospects farmed out are Gold Creek, Boundary Lake, Morinville and Mitsue, all in the Peace River Arch area of Alberta. Priveco has agreed to purchase, reprocess and interpret a minimum of 2 miles of seismic over each prospect, and has the option, prior to November 15th, 2005 to elect to spud, and drill at Priveco's sole cost, a well on each prospect. San Telmo will retain interests varying from 40-45% in each prospect and an area of mutual interest that extends 1 mile around each prospect has been established. Farming out these prospects is strategic for San Telmo and will accelerate growth of the Company. San Telmo will continue to focus on its exploration and development plans in the established areas of Gordondale and Teepee Creek with one well in each area to be spudded in the next three weeks.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on production of, exploring for, and developing reserves which offer long term value for the company.

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information: San Telmo Energy Corporate Communications, (877) 772-9286, info(at)santelmoenergy.com, or the company website at www.santelmoenergy.com/

San Telmo Increases Land Position Through Gold Creek Acquisition

CALGARY, June 7 /CNW/ - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that it has recently purchased a 50% interest in an additional section of land at Gold Creek. This increases San Telmo's acreage to 960 ac on the highly prolific Halfway/Charlie Lake trend.

The Gold Creek area is currently one of the hot exploration zones in the Peace River Arch region of Alberta with the recent discovery of a halfway gas pool which tested at 5.5mmcfd. San Telmo owns 960ac 1/2 mile away adjacent to this recent discovery. San Telmo and its joint venture partner are planning on drilling this well by late summer depending on weather and licensing requirements.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on production of, exploring for, and developing reserves which offer long term value for the company.

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safeharbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information: San Telmo Energy Corporate Communications, (877) 772-9286, info(at)santelmoenergy.com, or the company website at www.santelmoenergy.com/

(STU. STUOF)